Hatteras Financial Corp.

751 West Fourth Street, Suite 400

Winston Salem, North Carolina 27101

May 21, 2015

Via EDGAR

Jaime G. John, Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 3010

Washington, D.C. 20549

Re:	Hatteras Financial Corp.
Form 10-K for the Fiscal Year Ended December 31, 2014
File No. 1-34030

Dear Jaime G. John:

This correspondence is our response to your comment letter dated May 13, 2015, regarding our Form 10-K for the fiscal year ended December 31, 2014. The attached Annex A itemizes each of your comments and our responses thereto.

We acknowledge the following:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions concerning the response letter, please contact our outside counsel, Kerry E. Johnson at Hunton & Williams LLP at (212) 309-1040, or Kenneth A. Steele at (336) 760-9331.

Sincerely,

Hatteras Financial Corp.

/s/ Kenneth A. Steele
Kenneth A. Steele, Chief Financial Officer

cc:	Securities and Exchange Commission
Isaac Esquivel, Staff Accountant
Hunton & Williams LLP
Kerry E. Johnson

Annex A

Item 8. Financial Statements and Supplementary Data

Consolidated Balance Sheets, page F-2

1.	We note that cash and cash equivalents include pledged cash of $323.8 million and $225.4 million as of December 31, 2014 and 2013, respectively. Please explain to us why pledged cash is not considered restricted and presented as such in the consolidated financial statements.

Response: Our cash and cash equivalents include cash pledged to derivative counterparties, which is held in margin accounts as collateral related to interest rate swap agreements, futures contracts and forward commitments to purchase to-be-announced mortgage-backed securities. Pursuant to the terms of the related ISDA, futures trading and MSFTA agreements, we are allowed to pledge cash or securities as collateral, and can actively manage the nature and amount of collateral pledged as margin requirements fluctuate. The pledged cash is held in demand deposit bank accounts to which we have direct access without restriction. We view the fact pattern as similar to “arrangements (that) exist but are not agreements which legally restrict the user of cash amounts shown on the balance sheet” (excerpted from Regulation S-X Rule 5.02). Accordingly, we disclose the nature of these arrangements and the amounts involved in the footnotes to our consolidated financial statements and include a parenthetical disclosure on the face of the balance sheet to further highlight the existence of these contractual arrangements.

Consolidated Statements of Comprehensive Income, page F-4

2.	Please tell us your basis for presenting comprehensive income (loss) per share on the face of this statement.

Response: Because fair value adjustments on our mortgage-backed securities portfolio flow through other comprehensive income while fair value adjustments on our derivatives flow through earnings, management considers comprehensive income to be a meaningful measure of our operating results, in addition to net income. As such, beginning with our Quarterly Report on Form 10-Q for the period ended September 30, 2014, we have included a discussion of comprehensive income in our results of operations. While we are not aware of any GAAP or SEC guidance validating comprehensive income per share as a formal GAAP measure, neither are we aware of any guidance precluding it. In addition, our calculation of comprehensive income per share directly mirrors the Financial Accounting Standards Board guidance for earnings per share calculations, in accordance with ASC 260-10-45-5. While ASC 260-10-45-5 states that per share amounts that are not required to be presented should not be shown on the face of the income statement, we did not interpret that provision as preventing comprehensive income per share from being shown on the face of the statement of comprehensive income. Further, we believe that the presentation of comprehensive income per share has practical benefits for users of our financial statements.

A-1